February 7, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Dickerson

Re:	iBio, Inc.
Registration Statement on Form S-3
Filed January 31, 2025 File No: 333-284647

Dear Ms. Dickerson:

iBio, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-284647), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Monday, February 10, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Leslie Marlow at (212) 885-5358 or Melissa Palat Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

IBIO, INC.

By:	/s/ Marc A. Banjak
	Name:	Marc A. Banjak
	Title:	Chief Legal Officer

cc:   Leslie Marlow, Blank Rome LLP

Melissa Palat Murawsky, Blank Rome LLP